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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

       Application for Deregistration of Certain Registered Investment
Companies.

I.     General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

       [X]      Merger

       [_]      Liquidation

       [_]      Abandonment of Registration
                (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [_]      Election of status as a Business Development Company
                (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund: Intermediate Tax Free Portfolio

3.     Securities and Exchange Commission File No.:   811-6700

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
       N-8F?

       [X]   Initial Application                [_]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

             One South Street
             Baltimore, MD 21202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Intermediate Tax Free Portfolio
       Attn: Daniel O. Hirsch
       Ms: BAL 01-1806
       One South Street
       Baltimore, MD 21202

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      410-895-3776

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17CFR 270.31a-1, .31a-2]:

      Deutsche Asset Management
      Attn: Daniel O. Hirsch
      Ms: BAL 01-1806
      One South Street
      Baltimore, MD 21202
      410-895-3776

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]    Management company;

      [_]    Unit investment trust; or

      [_]    Face-amount certificate company.

9.    Subclassification if the fund is a management company (check one):

      [X]    Open-end          [_]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      New York State

11. Provide the name and address of each investment advisor of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated:

      Deutsche Asset Management, Inc.
      280 Park Avenue
      New York, NY 10017

      Bankers Trust Company
      280 Park Avenue
      New York, NY 10017

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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Scudder Distributions, Inc.
         222 South Riverside Plaza
         Chicago, IL 60606-5808

         ICC Distributors, Inc.
         Two Portland Square
         Portland, ME 04101

         Edgewood Services, Inc.
         Clearing Operations
         PO Box 897
         Pittsburgh, PA 15230

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as vehicle for investment in the fund (e.g., an insurance company separate account)?

         [_]  Yes         [X]  No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:811-________

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes          [_] No

                  If Yes, state the date on which the board vote took place:

                  September 8, 1999.

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                  If  No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes  [_] No

                  If Yes, state the date on which the shareholder vote took place:

                  August 3, 2000.

                  If No, explain:

II.      Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes          [_] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  August 25, 2000

         (b)      Were any distributions made on the basis of net assets?

                  [X]  Yes          [_] No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X] Yes           [_] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  Merger: On August 25, 2000, pursuant to an Agreement and Plan of Reorganization the Municipal Bond Fund transferred
                  0.9741000 pro rata shares of the Municipal Bond Fund to and in exchange for one share of the Intermediate Tax Free Fund.

                  The net asset value of each Fund was computed as of the close of regular trading on the New York Stock Exchange, using the valuation procedures set forth in the then current prospectus and statement of additional information for each of the Funds.

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               All computations of value were made by Brown Brothers Harriman &
               Co. in accordance with its regular practice as pricing agent for the Municipal Bond Fund. The merger conversion ratio was computed as follows: The exchange ratio equaled the net asset value of the Intermediate Tax Free Fund divided by the net asset value of the Municipal Bond Fund. ($10.53 / $10.81 = 0.97401000 exchange ratio value).

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [_] Yes      [_] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.            Closed-end funds only:

               Has the fund issued senior securities?

               [_] Yes      [_] No

               If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

               [X] Yes          [_] No

               If No,

               (a) How many shareholders does the fund have as of the date this form is filed?

               (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

               [_] Yes [X] No

               If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III.   Assets and Liabilities

20.            Does the fund have any assets as of the date this form is filed?
               (See question 18 above)

               [_] Yes       [X] No

               If Yes,
               (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

               (b) Why has the fund retained the remaining assets?

               (c) Will the remaining assets be invested in securities?

                   [_] Yes        [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

               [_] Yes       [X] No

               If Yes,
               (a) Describe the type and amount of each debt or other liability:

               (b) How does the fund intend to pay these outstanding debts or other liabilities?

22.       (a)  List the expenses incurred in connection with the Merger or
               Liquidation:
               (i)   Legal expenses:
                           Municipal Bond Fund...............$57,383
                           Intermediate Tax Free Fund........$15,000
               (ii)  Accounting expenses: None
               (iii) Other expenses (list and identify separately):
                     Auditor:
                           Municipal Bond Fund...............$ 1,000
                           Intermediate Tax Free Fund........$ 1,000
                     Printing and Registration:
                           Municipal Bond Fund...............$15,082
                           Intermediate Tax Free Fund........$ 6,902
                     Mailing and Vote Tabulation:
                           Intermediate Tax Free Fund........$ 1,959
                     Custody Fees:
                           Municipal Bond Fund...............$   336
                           Intermediate Tax Free Fund........$   336

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
                           Blue Sky Fees:
                                    Intermediate Tax Free Fund ............... $    442
                           Final Tax Preparation:
                                    Intermediate Tax Free Fund ............... $  6,435
                                                                               --------
                           Sub total:                                          $ 33,492
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                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $105,875

         (b)      How were those expenses allocated?

                  The Intermediate Tax Free Fund and the Municipal Bond Fund had similar rights and obligations that allowed each Fund to bear its own expenses.

         (c)      Who paid those expenses?

                  See answer above.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [_] Yes            [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

IV.      Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [_] Yes            [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [_] Yes   [X] No

         If Yes, describe the nature and extent of those activities:

V.       Mergers Only

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  26.    (a)      State the name of the fund surviving the Merger:

                  Municipal Bond Fund

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-8006

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  333-36866, Form N-14 filed on August 28, 2000

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                         VERIFICATION

                  The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment
                  Company Act of 1940 on behalf of Intermediate Tax Free
                  Portfolio (ii) he is the Secretary of the Intermediate Tax
                  Free Portfolio, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                 INTERMEDIATE TAX FREE PORTFOLIO

                                                 /s/ Daniel O. Hirsch
                                                 --------------------
                                                     Daniel O. Hirsch
                                                     Secretary